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Exhibit 99.4

News Release
January 21, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE REPORTS SATISFACTION OF JUDGMENT
IN FAVOR OF GRAND TECH, INC.

    Carpinteria, CA—January 21, 2000—Turbodyne Technologies Inc. (EASDAQ:TRBD) announced today that it has paid the judgment entered in favor of Grand Tech, Inc. (formerly: Grand Technologies, Inc.) in connection with the arbitration proceeding instituted by Grand Tech, Inc. against Turbodyne Technologies Inc., Turbodyne Systems Inc. and Director Edward Halimi. The satisfaction of the judgment results in a release of Grand Tech, Inc.'s liens against Turbodyne.

    Gerhard E. Delf, Turbodyne's Chief Executive Officer, stated: "The satisfaction of the Grand Tech, Inc. judgment and arbitration award removes significant legal obstacles that previously faced Turbodyne, and allows the Turbodyne companies to enter the new year free and clear of the liens and ongoing legal burdens that arose as a result of the Grand Tech, Inc. arbitration."

    Turbodyne Technologies Inc., a California based high technology company, specializes in the development, manufacture and marketing of performance enhancement, fuel economy and pollution control products for internal combustion engines in the global automotive, transportation, construction, marine, mining and military industries.

    Turbodyne Technologies Inc.'s headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany.

Contacts:

Corporate Communications, Peter Weichselbraun (800) 566-1130
VP Group Finance—Investor Relations, Ken Fitzpatrick (800) 566-1130
European Business Development, Markus Kumbrink +49-69-975-44-665

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TURBODYNE REPORTS SATISFACTION OF JUDGMENT IN FAVOR OF GRAND TECH, INC.